EXHIBIT 99.1

Golar LNG Prices Offering of Its Interests in Golar LNG Partners LP

HAMILTON, Bermuda, Jan. 9, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" "GLNG" or "the Company") announced today the pricing of an underwritten secondary offering of 7,170,000 common units representing limited partner interests in Golar LNG Partners LP ("Golar Partners" or the "Partnership") offered by Golar (the "Offering") at a price of $29.90 per unit.

Following completion of the Offering, Golar will own the following interests in Golar Partners: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through its ownership of the general partner) and all of the incentive distribution rights. The common, subordinated and general partner units amount to approximately 30% of Golar Partners total units in issue and this is expected to remain as a long-term holding.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed by Golar LNG Partners LP with the Securities and Exchange Commission (the "SEC"). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which has been filed by Golar LNG Partners LP with the SEC.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
January 9, 2015
Enquiries: Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan